

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 28, 2007

Mr. James A. Peers
GFI Group Inc.
100 Wall Street
New York, NY 10005

> **RE:** **GFI Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 1, 2007**
> **File #0-51103**

Dear Mr. Peers:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

General

1. Please supplementally provide us, and include in future filings, a rollforward of your allowances for doubtful accounts. Refer to Article 12 of Regulation S-X.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 40

2. Please provide us, and include in future filings, a discussion of why your accrued
    commissions receivable balance is high relative to your revenue. In this regard,
    please also discuss the impact that changes in this balance have on your operating
    cash flows.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 76

3. Please tell us the following:
    *   How you determined it was appropriate to classify changes in your foreign
        exchange derivative contracts as an investing cash flow.
    *   How you determined it was appropriate to classify the cash paid for taxes on
        vested restricted stock units as a financing activity.
    *   Why you have not included an offset to the tax benefit related to share-based
        compensation in your operating activities. Refer to paragraph 23(c) of SFAS
        95.

Note 2. Summary of Significant Accounting Policies
Analytics and Market Data Revenue Recognition, page 78

4. With a view towards future disclosure, please provide us with a more specific and
    comprehensive discussion of your revenue recognition policy. In this regard,
    please tell us how you have established fair value for each of your deliverables.
    Refer to EITF 00-21.

5. Please tell us and clarify in future filings if your revenue related to subscription
    fees is recognized on a straight-line basis.

Long-Term Construction Type Contract, page 79

6. We note that you provide hosting services and follow-on work in conjunction
    with your long-term construction type contracts. Please tell us how you evaluate
    the impact of these services in determining whether a contract is substantially
    complete under the completed-contract method.

Segment and Geographic Information, page 81

7. Please provide us with a comprehensive discussion of how you determined that
    you only have one operating segment. In this regard, please tell us what
    consideration you gave to whether your various service lines would each

constitute separate operating segments or product lines. Refer to paragraphs 10-15 of SFAS 131.

Note 8. Goodwill and Intangible Assets, page 84

8. We note from your Form 8-K filed on September 7, 2006 that the Amerex entities you acquired had annual revenues of over $46 million in 2005. Please revise future filings to include summary proforma information in accordance with paragraphs 54 and 55 of SFAS 141.

9. Please provide us with a comprehensive discussion of how you considered Rule 3-05 in determining whether you were required to provide historical financial statements for your Amerex Energy acquisition.

Note 15. Commitments and Contingencies, page 96

10. We note your statement that your contingent matters could be material to your operating results for a particular period. For each contingency for which a material loss is reasonably possible, please supplementally provide us, and include in future filings, the disclosures required by Questions 2 and 3 in SAB Topic 5Y.

Note 20. Geographic Information, page 101

11. Please tell us, and revise future filings to disclose, any individual foreign country which accounts for 10 percent or more of your total sales or assets. Refer to paragraph 38a of SFAS 131.

Item 9A. Controls and Procedures, page 103

12. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in providing a reasonable level of assurance that information you are required to disclosure in reports filed under the Exchange Act is recorded, processed, summarized and reported as and when required. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition. See Exchange Act Rule 13a-15(e). This comment is also applicable to your quarterly earnings.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief